

September 24, 2010

Ms. Paige E. Shannon
Chief Financial Officer, Horne International, Inc.
3975 University Drive, Suite 100
Fairfax, VA 22030

Re: **Horne International, Inc.**
             Form 10-K for the Fiscal Year Ended December 29, 2009
             Forms 10-Q for the Fiscal Quarters Ended
             March 28, 2010 and June 27, 2010
             File No. 1-13953

Dear Ms. Shannon:

We have reviewed your response to our comment letter dated September 9, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 28, 2010

Form 10-Q for the quarter ended June 27, 2010

Exhibits 31.1 and 31.2

1. We have read your amended Form 10-Q filings for the periods ended March 28, 2010 and June 27, 2010 and note that your certifications continue to omit the introductory language in paragraph 4 referring to *internal control over financial reporting* as required by Item 601(b)(31) of Regulation S-K. Please amend your above mentioned Form 10-Q filings to include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

2. We also note that your Exhibits 31.1 and 31.2 of Amendment No. 1 to the Quarterly Report for the Period ended March 28, 2010 improperly refers to the Form 10-Q rather than the Amended Form 10-Q in paragraph one. Please correct this in your amendment.

3. Additionally, please file the response letter that you faxed to us on September 21, 2010 as a correspondence on EDGAR.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief